Exhibit 99.1

Copyright Purchase Agreement

This Copyright Purchase Agreement (this “Agreement”) is made and entered into as of February 1, 2021(“Signature Date”) by and among:

1.	Beijing Dongxing Yihe Cultural Media Co., Ltd. (“Party A”);

And

2.	Color Star Technology Co., Ltd. Whose registered office is at 800 3rd Ave, Suite 2800, New York, NY 10022 (“Party B”).

(Each a “Party” and together the “Parties”).

Whereas,

Party A intends to transfer all copyrights related to four scrips and one film work listed in Appendix 1 of this Agreement (“Target Copyrights”); and

Party B expects to purchase the Target Copyrights from Party A;

Therefore, in consideration of the terms and conditions set out in this Agreement, also based on mutual negotiation, the Parties have mutually agreed as follows:

1	Purchase of the Target Copyrights

1.1 Subject to the conditions set out in this Agreement, Party B agrees to purchase all copyrights related to four scrips and one film work listed in Appendix 1 of this Agreement (“Target Copyrights”) from Party A;

1.2 The total Purchase Price of the Target Copyrights is US$ 3,100,000 (“Purchase Price”).

Party B shall pay the Purchase Price by:

(1)	A lump sum Cash Payment of US$ 1,550,000 (“Cash Payment”) to the appointed account of Party A;

(2)	Issuance of Party B’s ordinary shares, in the amount equals to 50% of the purchase consideration of the Copyrights, with a standard restrictive legend under the Securities Act of 1933, as amended, based on the average closing prices of the five trading days prior to the signing of the Copyright Purchase Agreement, or $0.85 per share for a total of 1,814,818 shares.

2	Transfer of the Target Copyrights

Upon the effectiveness of this Agreement, the Target Copyright shall immediately and fully be transferred to Party B.

3	Payment of the Purchase Price

Within five working days after this Agreement takes effect, Party B shall pay the lump sum Cash Payment of US$ 1,550,000 to the appointed account of Party A, and shall provide the Issuance Proof of Party B’s ordinary shares as provided in Article 1.3 of this Agreement.

4	Party A’s representation and Warranty

4.1 Party A has all requisite corporate power and authority to execute and deliver this Agreement. No other corporate proceedings on the part of Party A are necessary to authorize the execution and delivery of this Agreement. This Agreement shall constitute the legal, valid and binding obligation of Party A upon duly execution.

4.2 The execution and delivery by Party A of this Agreement, will not (a) conflict with or violate any provision of any Party A’s Corporate Charter or any other Organizational Document, (b) conflict with or violate any law, order or consent applicable to Party A, or (c) violate, conflict with or result in a breach of, any agreement or contract which is binding to Party A or its asset. No Consent of or with any Governmental Authority on the part of Party A is required to be obtained or made in connection with the execution, delivery or performance by such Seller of this Agreement.

4.3 Upon the full payment of the Purchase Price, Party B shall be entitled to all Target Copyrights only except for the personal rights which are not legally transferrable.

4.4 The Target Copyrights are lawfully owned and controlled by Party A and free and clear of all mortgages, liens, pledges or charge of any kind. Party A has full legal title, ownership and possession of the Target Copyrights, which are not affected by any installments, lease or otherwise. The Target Copyrights are valid and enforceable without any causes which may result in the invalidity of the Target Copyrights. The works related to the Target Copyrights do not infringe any right or benefit of any third party. Party A has never permitted a third party to use or license the Target Copyrights. There is no existing or potential claims, disputes or legal proceedings against the Target Copyrights concerning any infringement of IP rights, trade secret, knowhow or otherwise of any third party.

5	Party B’s representation and Warranty

5.1 Party B has all requisite corporate power and authority to execute and deliver this Agreement. No other corporate proceedings on the part of Party A are necessary to authorize the execution and delivery of this Agreement. This Agreement shall constitute the legal, valid and binding obligation of Party A upon duly execution.

5.2 The execution and delivery by Party B of this Agreement, will not (a) conflict with or violate any provision of any Party A’s Charter or any other Organizational Document, (b) conflict with or violate any Law, Order or Consent applicable to Party A, or (c) violate, conflict with or result in a breach of, any agreement or contract which is binding to Party A or its asset.

6	Taxes

Each party shall pay its own tax that may be applied to it under this Agreement.

7	Modification and Termination

Upon mutual negotiation and consent, the Parties may modify and terminate this Agreement.

8	Breaching Liability

Any violation of any representation, warranty, covenant or obligation under this Agreement shall constitute a breach of this Agreement. The breaching party shall compensate all losses suffered by the other party resulting from such breach.

9	Force Majeure

In the event either party is unable to perform its obligations under the terms of this Agreement because of acts of wars, floods, fire, earthquake, typhoon, or other causes and social events reasonably beyond its control, or other causes reasonably beyond its control, such party shall not be liable to the other for any damages resulting from such failure to perform or otherwise from such causes. The party which claims for exemption shall take reasonable measures which is practicable to mitigate the losses caused thereby.

10	Dispute Resolution

The formation, validity, interpretation, performance and dispute resolution of this Agreement shall be governed by Chinese law.

Any dispute arising from the performance of this Agreement shall be firstly resolved by amicable negotiation. If such negotiation fails, any party may submit the dispute to the competent court.

11	General Provisions

11.1 This Agreement shall take effect upon the mutual signatures of both authorized representatives by the Parties.

11.2 This Agreement is signed in five originals and each party shall have one copy. The rest are for the filing and record purposes.

(Signature Page)

IN WITNESS WHEREOF, each Party hereto has caused this Agreement to be signed and delivered by its respective duly authorized officer as of the date first written above.

Party A:
Representative:	/s/

Party B:
Representative:	/s/ Biao (Luke) Lu

Signature Date:

Appendix 1 Lists of Target Copyrights

Target Copyrights owner: Beijing Dongxing Yihe Cultural Media Co., Ltd.

1.	Four Scrips copyrights：

a)	《爱回故里》(曾用名：《回家》) ;

b)	《秒睡》；

c)	《爱神战场》；

d)	《喜局》；

2.	One film copyright:

a)	GUILTY (有罪)